Exhibit 99.1

Teva Files Citizen Petition with the U.S. Food and Drug Administration (FDA)

Regarding the Complexity of COPAXONE® (glatiramer acetate) Following the

Agency’s Guidance

Teva includes new gene expression data in its CP, supporting the need for active ingredient sameness of any purported generic version of COPAXONE®

Jerusalem, July 3, 2014 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announced that the Company has filed a citizen petition (CP) regarding the approvability of purported generic versions of COPAXONE®. Teva submitted this CP according to the FDA’s procedural guidance and in accordance with the Agency’s desire to facilitate public review and comment regarding new scientific data on gene expression. Indeed, Teva previously submitted much of this information to its COPAXONE® New Drug Application (NDA) and FDA responded by asking Teva to resubmit the information as a CP. According to FDA, “This will allow others the opportunity to comment and participate in the decision-making process, will allow Teva the opportunity to comment publicly on the views and opinions of others, and will facilitate creation of an administrative record on which the Agency may base future decisions.”

Teva’s CP provides new scientific data on gene expression and evidence to support arguments regarding active ingredient sameness, immunogenicity and bioequivalence testing with regard to its relapsing-remitting multiple sclerosis medicine, COPAXONE®. As Teva’s data show, it would be contrary to the public’s health and welfare to approve a purported generic glatiramer acetate product that, based on current analytical technologies and confirmed by techniques such as gene expression evaluation, at best can be shown to be similar, but clearly not the same as, COPAXONE®. Teva’s position is that any potential generic version of COPAXONE® should use the same gene expression markers and biological pathways to demonstrate sameness, as well as be evaluated via pre-clinical testing and full-scale, placebo-controlled clinical trials with measured clinical endpoints (such as relapse rate) in patients with relapsing forms of multiple sclerosis to establish safety, efficacy and immunogenicity.

Teva looks forward to continued dialogue with the FDA as it reviews and considers the new scientific data and information set forth in the citizen petition.

About COPAXONE®

COPAXONE® (glatiramer acetate injection) is indicated for the treatment of patients with relapsing forms of multiple sclerosis. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. See additional important information at: www.CopaxonePrescribingInformation.com. For hardcopy releases, please see enclosed full prescribing information. COPAXONE® is now approved in more than 50 countries worldwide, including the United States, all European countries, Israel, Canada, Mexico, Australia and Russia.

IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215) 591-3033
	Tomer Amitai	Israel	972 (3) 926-7656

PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7687
	Denise Bradley	United States	(215) 591-8974
	Nancy Leone	United States	(215) 284-0213

Important Safety Information about COPAXONE®

Patients allergic to glatiramer acetate or mannitol should not take COPAXONE®. Some patients report a short-term reaction right after injecting COPAXONE®. This reaction can involve flushing (feeling of warmth and/or redness), chest tightness or pain with heart palpitations, anxiety, and trouble breathing. These symptoms generally appear within minutes of an injection, last about 15 minutes, and go away by themselves without further problems. During the postmarketing period, there have been reports of patients with similar symptoms who received emergency medical care. If symptoms become severe, patients should call the emergency phone number in their area. Patients should call their doctor right away if they develop hives, skin rash with irritation, dizziness, sweating, chest pain, trouble breathing, or severe pain at the injection site. If any of the above occurs, patients should not give themselves any more injections until their doctor tells them to begin again. Chest pain may occur either as part of the immediate postinjection reaction or on its own. This pain should only last a few minutes. Patients may experience more than one such episode, usually beginning at least one month after starting treatment. Patients should tell their doctor if they experience chest pain that lasts for a long time or feels very intense. A permanent indentation under the skin (lipoatrophy or, rarely, necrosis) at the injection site may occur, due to local destruction of fat tissue. Patients should follow proper injection technique and inform their doctor of any skin changes. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. These are not all of the possible side effects of COPAXONE®. For a complete list, patients should ask their doctor or pharmacist. Patients should tell their doctor about any side effects they have while taking COPAXONE®.

Patients are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215) 591-3033
	Tomer Amitai	Israel	972 (3) 926-7656

PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7687
	Denise Bradley	United States	(215) 591-8974
	Nancy Leone	United States	(215) 284-0213

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially COPAXONE® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

# # #

IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215) 591-3033
	Tomer Amitai	Israel	972 (3) 926-7656

PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7687
	Denise Bradley	United States	(215) 591-8974
	Nancy Leone	United States	(215) 284-0213

DEPARTMENT OF HEALTH & HUMAN SERVICES

Food and Drug Administration
10903 New Hampshire Ave
Building 51
Silver Spring, MD 20993

JUN 09 2014

Dennis Ahern, MS

Senior Director, Regulatory Affairs

Teva Pharmaceuticals USA

41 Moores Road

PO Box 4011

Frazer, PA 19355

Re:	NDA 20-2622, Sequence No. 0116

COPAXONE (glatiramer acetate injection)

FDA 2013-P-1641

Dear Mr. Ahern:

This letter responds to your May 23,2014 letter and submission on behalf of Teva Pharmaceuticals. Your letter was submitted as an amendment and general correspondence concerning NDA 20-622, Sequence No. 0116 for Copaxone (glatiramer acetate injection) and also referenced Teva’s sixth citizen petition concerning Copaxone (Docket No. FDA-2013-P- 1641, dated December 5,2013) (the sixth citizen petition).

In its sixth citizen petition, Teva requested that the Food and Drug Administration not approve any abbreviated new drug application (ANDA) that references Copaxone unless and until certain conditions specified in the petition were satisfied. The sixth citizen petition relied on data from gene expression studies that compared Copaxone and several foreign glatiramer acetate products. FDA denied the petition on May 2, 2014.

Teva’s May 23, 2014 letter attached a white paper with additional information concerning the same gene expression studies described in the sixth citizen petition. The letter explained:

In order to address the specific feedback from the Agency, provide the latest findings, and allow FDA to review the methodology and full set of results in- depth, the enclosed document summarizes the available data gathered to date by Teva and analyzed by Immuneering Corporation. This document is being submitted to the NDA file since Docket No. FDA-2013-P-1641 has been closed.

The white paper also referenced Mylan Pharmaceuticals, Inc.’s April 29, 2014 public comments to the sixth citizen petition docket and, in Appendix 3 of the white paper, Teva sought to refute Mylan’s comments. At the same time, Teva requested “that all information in this file be treated as confidential within the meaning of 21 CFR §314.430, and that no information from the file be made public without our prior written consent to an authorized member of your office.”

The Federal Food, Drug, and Cosmetic Act (FD&C Act) and FDA regulations establish procedural protections for ANDA applicants in the context of application review, and FDA cannot consider the additional arguments and data provided in Teva’s May 23, 2014 white paper in the context of a confidential, ex parte submission. It is thus most appropriate to consider the issues raised in your submission in a public setting. This will allow others the opportunity to comment and participate in the decision-making process, will allow Teva the opportunity to comment publicly on the views and opinions of others, and will facilitate creation of an administrative record on which the Agency may base future decisions.

We also draw your attention to a 2007 amendment to the FD&C Act which addresses communications such as Teva’s most recent submission. This provision, as amended by section 1135 of the Food and Drug Administration Safety and Innovation Act of 2012 (FDASIA), states in relevant part:

The Secretary shall not delay approval of a pending application submitted under subsection (b)(2) [an NDA] or (j) [an ANDA] of this section ... because of any request to take any form of action relating to the application ... unless- (i) the request is in writing and is a petition submitted to the Secretary pursuant to [21 CFR] section 10.30 or 10.35...1

Section 505(q) of the FD&C Act provides certain requirements for the filing of such a petition, as well as procedures for the processing of such a petition. For additional information regarding FDA’s current interpretation of section 505(q), please refer to FDA’s Guidance for Industry entitled “Citizen Petitions and Petitions for Stay of Action Subject to Section 505(q) of the Federal Food, Drug, and Cosmetic Act.”2

We request, therefore, that if you wish the Agency to consider the information and arguments set forth in your May 23, 2014 letter and white paper, that you submit these documents as a citizen petition in accordance with section 505(q) of the FD&C Act.

Sincerely yours,

Nancy K. Hayes

Acting Director

Office of Regulatory Policy

Center for Drug Evaluation and Research

[1]	Section 505(q)(l)(A) of the FD&C Act.
[2]	June 2011, available at http://www.fda.gov/downloads/Drugs/GuidanceComplianceRegulatory information/ Guidances/UCM079353.pdf.